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                              [Company letterhead]







                                February 28, 2006



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Pamela A. Long

         Re:      PRG-Schultz International, Inc.
                  Form T-3 filed February 2, 2006
                  SEC File No. 22-28801


Dear Ms. Long:

                  Pursuant to the letter from the U.S. Securities and Exchange Commission (the "Commission"), dated February 24, 2006, to PRG-Schultz International, Inc. (the "Company"), the Company hereby acknowledges the following with respect to the above-captioned Form T-3:

                  (i) Declaring the Form T-3 effective by the Commission does not foreclose the Commission from taking any action with respect to the Form T-3.

                  (ii) The Company is responsible for the adequacy and accuracy of the disclosures contained in the Form T-3.

                  (iii) The Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or by any other person under the federal securities laws of the United States.



                                                Very truly yours,


                                                /s/ Clinton McKellar, Jr.
                                                --------------------------------
                                                Clinton McKellar, Jr.
                                                Senior Vice President, General
                                                Counsel and Secretary